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                                                                       EXHIBIT 4







                 Letter to Stockholders of the Company, dated
                 November 17, 1998.*
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                 [LOGO OF STEEL OF WEST VIRGINIA APPEARS HERE]

                                                              November 17, 1998

To the Shareholders of
 Steel of West Virginia, Inc.:

  We are pleased to inform you that on November 10, 1998, Steel of West Virginia, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Roanoke Electric Steel Corporation (the "Parent") and SWVA Acquisition, Inc., a wholly owned subsidiary of the Parent (the "Purchaser"), pursuant to which the Purchaser has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of common stock, $.01 par value per share (the "Shares"), of the Company for $10.75 per Share in cash. Under the terms of the Merger Agreement, following the successful completion of the Offer, the Purchaser will be merged (the "Merger") with and into the Company, and all Shares not purchased in the Offer (other than Shares owned by the Parent, the Purchaser or the Company, or Shares owned by stockholders of the Company who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $10.75 per Share in cash, or such higher price as may be paid in the Offer.

  Your Board of Directors has approved the Merger Agreement, the Offer and the Merger and has determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company's stockholders. The Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the opinion of Janney Montgomery Scott Inc., the Company's financial advisor, that the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair to the stockholders of the Company from a financial point of view. A copy of the fairness opinion is attached to the Schedule 14D-9 as Annex I thereto.

  In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Purchaser's Offer to Purchase, dated November 17, 1998, together with related materials, including a Letter of Transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. Additionally, certain information required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, is enclosed in an Information Statement attached as Annex II to the Schedule 14D-
9. We urge you to read the enclosed materials carefully.

                                          Sincerely,

                                      /s/ Timothy R. Duke

                                          President and Chief Executive
                                           Officer

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